

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

Via E-mail
Gregory J. Hayes
Senior Vice President and Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06103

Re: United Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 1-00812

Dear Mr. Hayes:

We refer you to our comment letter dated December 3, 2013, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance